UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144	OMB Number: 3235-0101 Expires: May 31, 2014 Estimated average burden hours per response ........... 1.00
NOTICE OF PROPOSED SALE OF SECURITIES	SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.	CUSIP NUMBER

1 (a) NAME OF ISSUER (Please type or print) NEAH POWER SYSTEMS, INC.	(b) IRS IDENT. NO. 88-0418806	(c) S.E.C. FILE NO. 000-49962	WORK LOCATION

1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 22118 20TH AVE SE BOTHELL WA 98021 (b)	(e) TELEPHONE NO. AREA CODE NUMBER 425 424-3324

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD CLEAN TECH INVESTORS LLC	RELATIONSHIP TO ISSUER AFFILIATE	(c) ADDRESS STREET CITY STATE ZIP CODE 88 INVERNESS CIR EAST #2107 ENGLEWOOD CO 80112

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
COMMON	VANGUARD 455 DEVON PARK DRIVE VALLEY FORGE PA 19482-1110		9,600,000	$145,000	963,222,784	8/17/14	OTCBB

INSTRUCTIONS:

3 . (a)   Title of the class of securities to be sold

1. (a)  Name of issuer

(b)  Name and address of each broker through whom the securities are intended to be sold

(b)  Issuer’s I.R.S. Identification Number

(c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(c)  Issuer’s S.E.C. file number, if any

(d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(d)  Issuer’s address, including zip code

(e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown

(e)  Issuer’s telephone number, including area code

by the most recent report or statement published by the issuer

(f)   Approximate date on which the securities are to be sold

2 . (a)   Name of person for whose account the securities are to be sold

(g)  Name of each securities exchange, if any, on which the securities are intended to be sold

(b)  Such person’s relationship to the issuer (e.g., officer, director, 10%

stockholder, or member of immediate family of any of the foregoing) (c)   Such person’s address, including zip code

Potential  persons  who  are  to  respond  to  the  collection  of  information  contained  in  this  form  are  not required  to  respond  unless  the  form  displays  a  currently  valid  OMB  control  number.

SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
COMMON	11/15/13	PURCHASE	COMPANY	36,901,400	11/15/13	CASH

INSTRUCTIONS:        If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard  to the current and prospective operations of the Issuer of the securities to be sold which has not been  publicly disclosed. If such person has adopted   a written trading plan or given trading instructions to satisfy  Rule

10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

                                                   7-14-14                                                                               /S/ William M. Shenkin

DATE OF NOTICE

(SIGNATURE)

                                                                     7-16-14

DATE  OF  PLAN  ADOPTION  OR  GIVING  OF  INSTRUCTION,

                                                                                                                                  The  notice  shall  be  signed  by  the  person  for  whose  account  the  securities  are  to  be  sold.   At  least  one  copy

IF  RELYING  ON  RULE  10B5-1

   of  the  notice  shall  be  manually  signed.Any  copies  not  manually  signed  shall  bear  typed  or  printed  signatures.

ATTENTION:  Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC  1147  (02-08)